W.D. Von Gonten&Co.       808 Travis, Suite 1200      Houston, Texas 77002          t: 713.224.6333      f: 713.224.6330         Exhibit 99.3

Petroleum Engineering

January 28, 2015

Mr. John P. Atwood

Senior Vice President

Exaro Energy Ill, LLC

1800 Bering Drive, Suite 540

Houston, Texas 77057

Re: Engineering Evaluation Estimate of Reserves & Revenues SEC Year End 2014 Pricing

"As of" January 1, 2015

Dear Mr. Atwood:

At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to certain oil and gas interests currently owned by Exaro Energy Ill, LLC (Exaro). The properties represented herein are located in the Jonah field of Sublette County, Wyoming. A summary of the discounted future net revenue attributable to Exaro's Proven oil and gas reserves, "As of" January 1, 2015, is as follows:

SEC Year End 2014 Pricing	Net to Exaro Energy 111, LLC
	Proved Dev. Producing			Proved Dev. Non Producing			Proved Undeveloped		Total Roved
	New Wells	Old Wells	Total	New Wells	Old Wells	Total	New Wells	Total
Reserve Estimates
Oil/Cond.. Mbbl	629.3	780.2	1,409.6	20.4	3.6	24.1	708.4	708.4	2,142.1
Gas, MMcf	43,684.9	76,355.0	120,039.9	1,784.3	402.7	2,186.9	54,941.2	54,941.2	177,168.0
Gas Equivalent, MMcfe	47,460.9	81,036.5	128,497.4	1,906.8	424.5	2,331.2	59,191.7	59,191.7	190,020.3
Revenues
Oil. $ (17.2)%	53.751,598	66,749.766	120,501.375	1.743.896	311.171	2.055.066	60.505.781	60,505.781	183,062.219
Gas, $ (82.8)%	219,293,656	373,288,344	592,582,000	8,956,788	1,968,802	10,925,590	275,799,125	275,799,125	879,306,750
Total, $	273,045,254	440,038,110	713,083,375	10,700,684	2,279,973	12,980,656	336,304,906	336,304,906	1,062,368,969
Expenditures
AdValorem Taxes , $	12,980,542	22,648,672	35,629,211	508,709	117,350	626,059	15,987,900	15,987,900	52,243,168
Severance Taxes, $	13,952,611	24,466,113	38,418,727	546,805	126,767	673,571	17,185,182	17,185,182	56,277,473
Direct Operating Expense, $	44,751,078	103,756,484	148,507,547	1,406,972	0	1,406,972	46,934,215	46,934,215	196,848,766
Variable Operating Expense, $	22,658,215	41,293,273	63,951,496	921,765	217,673	1,139,438	28,968,154	28,968,154	94,059,078
Total, $	94,342,446	192,164,542	286,506,981	3,384,251	461,790	3,846,040	109,075,451	109,075,451	399,428,485
Investments Capital, $	1,511,863	4,657,088	6,168,952	1,573,774	422,793	1,996,567	98,880,758	98,880,758	107,046,273
Estimated Future Net Revenues(FNR)
Undiscounted FNR	177,190,922	243,216,406	420,407,219	5,742,658	1,395,391	7.138,050	128,348,688	128,348,688	555,894,000
FNR Disc. @ 10%	99,314,711	133,933,969	233,248,672	3,060,837	901,055	3,961.892	35.280,059	35,280,059	272.490,750
Allocation Percentage by Classification FNR Disc. @ 10%	36.4%	49.2%	85.6%	1.1%	0.3%	1.5%	12.9%	12.9%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

W.D. Von Gonten&Co.

Petroleum Engineering

Report Preparation

Purpose of Report — The purpose of this report is to provide Exaro with a projection of future reserves and revenues attributable to certain Proved oil and gas interests presently owned.

Scope of Report — W.D. Von Gonten & Co. was engaged by Exaro to estimate the reserves and revenues associated with the properties included in this report. Once reserves were estimated, future revenue projections were generated utilizing SEC pricing guidelines.

Reporting Requirements — Securities and-Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case. Reporting probable and possible reserves is optional. Probable and possible reserves must be reported separately from proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the "as of" date of the report. In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources. In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections — The reserve and revenue projections represented herein are on a calendar year basis, with the first time period beginning January 1, 2015 and ending December 31, 2015.

Property Discussion

Exaro signed an Earning and Development Agreement (EDA) with Encana Oil & Gas (Encana) in April 2012 that allowed them to gradually obtain increasing levels of ownership in the Jonah field. As part of the EDA, Exaro's interest in each well drilled prior to the April 2012 agreement (old Proved Developed Producing (PDP) wells) continued to increase as Encana drilled additional wells (new wells) within the field. Exaro's interest in the new wells stayed constant for the life of the well. For each new well drilled within the EDA, Exaro paid for 100% and earned 32.5% of Encana's interest in the new wellbore until Exaro was fully earned into their devoted interest. In addition, for each new well drilled, Exaro earned 0.40% interest in the old PDP wells and related leasehold if Encana's working interest in the new well location was 100% and a proportional share if not.

As of the date of this report, Encana has sold its ownership to Jonah Energy, LLC (Jonah Energy). Exaro notified Jonah Energy of its intent to terminate the EDA effective May 12, 2014, and thereafter participate under the existing Joint Operating Agreements (JOA's) going forward. Exaro currently has no locations left under the EDA. All wells are proposed under the JOA and Exaro has the right to participate for its working interest in each well. Currently there are 181 vertical and two horizontal locations proposed to be drilled over the next five years with four being scheduled to drill each month.

Within the PNP category, Jonah Energy and Exaro have scheduled approximately 60 currently producing wells for their artificial lift program. The goal is to lower tubing into the active perfs to help reduce bottom hole pressure. The total cost will be $36,500 per well.

Exaro Energy III, LLC — Reserves and Revenues — SEC Pricing — January 28, 2015 - Page 2

W.D. Von Gonten&Co.

Petroleum Engineering

Production in this area is primarily from the Lance sand which can range from 8,000' to 11,000' in depth and approach 3000' in interval thickness.

Exaro has divided the Jonah field into three areas based on location and production performance characteristics. The Updip area covers the western portion of Exaro's acreage. The Downdip area covers the central and northern acreage. The Antelope area covers the acreage in the eastern portion of the field. Since the signing of the agreement, Encana has drilled 135 new wells in the Jonah field. These new wells span across the Antelope, Downdip, and Updip areas of the field. W.D. Von Gonten & Co. originally developed three type curves for these areas and applied the reserves to the upside locations scheduled in this report. Due to the increasing amount of production data available, W.D. Von Gonten & Co. decided to break the Updip section into several parts and raise the type curve in the eastern portion, leave the central portion at the original type curve and lower the western portion's type curve.

At the beginning of 2014, Jonah Energy drilled a horizontal well in section 29 of the Antelope area. This well suffered damage caused by an altered frac fluid. It is currently producing at a gross rate of 3 MMcf/day with an EUR of 7.5 Bcf. There is a north and south location scheduled to be drilled later this year. These two locations have been included herein.

Reserves Discussion

Reserves estimates represented herein were generally determined through the implementation of various methods including, but not limited to, performance decline, analogy and type curve analysis. Based on the amount of available data, one or more of the above methods was utilized as deemed appropriate.

Over the course of August 2013 through May 2014, 50 new wells were drilled and completed with substantially lower IP rates and estimated ultimate recoveries (EUR). Encana and Schlumberger altered a chemical additive in the frac fluids which negatively impacted the performance of the wells. At the time of this report, the frac fluid has been returned to the original formula and recent results using the original frac formula are showing a return to the EUR numbers and curves pre-August 2013.

W.D. Von Gonten & Co. reviewed diagnostic plots of wells frac'd with the original fluid and wells frac'd with the altered fluid. This diagnostic analysis used the concept of material balance time developed by W. John Lee and Tom A. Blasingame. This analysis consisted of plotting the gas production data as adjusted-pressure-normalized gas rate versus adjusted time. The wells frac'd with the altered fluid showed lower initial deliverability than the wells frac'd with the original frac fluid. As time progressed the deliverability increased for the wells frac'd with the altered fluid.

Even though the deliverability is increasing, it will never reach the level of the original frac fluid wells indicating overall poorer performance. This increase in deliverability may be the result of perforation unplugging and fractures, which were not previously connected to the wellbore, beginning to produce.

Using the diagnostic plots, W.D. Von Gonten & Co. was able to support the theory of well damage due to the altered frac fluid.

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Exaro Energy III, LLC — Reserves and Revenues — SEC Pricing — January 28, 2015 - Page 3

W.D. Von Gonten&Co.

Petroleum Engineering

Product Prices Discussion

SEC pricing is determined by averaging the first day of each month's closing price for the previous calendar year using published benchmark oil and gas prices. This method, as applied for the purposes of this report, renders a price of $94.99 per barrel of oil and $4.35 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied on a field basis to reflect the actual prices received at the wellhead. Differentials typically account for transportation costs, geographical differentials, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead. W.D. Von Gonten & Co. determined historical pricing differentials from lease operating data provided by Exaro representing the time period of November 2013 through October 2014.

W.D. Von Gonten & Co. included the NGL uplift within the gas price differential for the new wells. Due to existing and new contracts, the old wells do not receive the NGL uplift whereas the new wells receive the uplift for the life of each property.

Operating Expenses and Capital Costs Discussion

Projected monthly operating expenses associated with the Jonah properties were based on the review of lease operating data provided by Exaro for the time period of January through November 2014. Using the supplied data, W.D. Von Gonten & Co. applied a gross direct expense of $3,300 per month and a net variable cost of $0.53 per Mcf to every well. All direct and variable operating expenses were held constant for the economic life of the properties.

Other Considerations

Abandonment Costs — Cost estimates regarding future plugging and abandonment liabilities associated with these properties were supplied by Exaro for the purposes of this report. As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of Exaro's estimates regarding abandonment. A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Data Sources — Data furnished by Exaro included basic well information, lease operating statements, ownership, pricing, and production information on certain leases. IHS Energy archives was utilized to view the production for some of the wells included in this report.

Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant's ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the estimated oil and gas volumes represented herein. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

Exaro Energy III, LLC — Reserves and Revenues — SEC Pricing — January 28, 2015 - Page 4

W.D. Von Gonten&Co.

Petroleum Engineering

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report.

Thank you for the opportunity to assist Exaro Energy III, LLC with this project.

STATE OF TEXAS
PHILLIP R. HUNTER
96590
LICENSED
PROFESSIONAL ENGINEER

W.D. Von Gonten&Co.
Petroleum Engineering
TX Lic # F-1855

Respectfully submitted,

Phillip R. Hunter

Phillip Hunter, P.E.
TX #96590

Jamie Foster

Jamie Foster

Reviewed by:

W.D. Von Gonten, Jr.

W.D. Von Gonten, Jr., P.E.
TX #73244

Exaro Energy III, LLC — Reserves and Revenues — SEC Pricing — January 28, 2015 - Page 5